UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5*)

Condor Hospitality Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

20676Y403

(CUSIP Number)

Matthew Lambert

Deputy General Counsel

4275 Executive Square, Suite 500

La Jolla, California 92037

Telephone: (858) 558-9700

With a copy to:

Bradley C. Brasser

Jones Day

77 W. Wacker, Suite 3500

Chicago, Illinois

(312) 782-3939

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 29, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 20676Y403	Schedule 13D	Page 2 of 8

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) SREP III Flight – Investco, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,230,054*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,230,054**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,230,054**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9**%
14	TYPE OF REPORTING PERSON PN

*

Includes 2,914,228 shares of common stock, $0.01 par value per share (“Common Stock”) of Condor Hospitality Trust, Inc., a Maryland corporation (“Issuer”) and 315,826 shares of Common Stock issuable upon the conversion of up to 437,262 shares of Series E Cumulative Convertible Preferred Stock (“Series E Stock”), par value $0.01 per share.

**

The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into Common Stock based on 12,026,950 shares of Common Stock outstanding as of May 7, 2021.

CUSIP No. 20676Y403	Schedule 13D	Page 3 of 8

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) SREP III Flight – Investco 2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,230,054**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,230,054**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,230,054**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9**%
14	TYPE OF REPORTING PERSON PN

*	Includes 2,914,228 shares of Common Stock and 315,826 shares of Common Stock issuable upon the conversion of up to 437,262 shares of Series E Stock.
**

The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into Common Stock based on 12,026,950 shares of Common Stock outstanding as of May 7, 2021.

CUSIP No. 20676Y403	Schedule 13D	Page 4 of 8

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) StepStone REP III (GP), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,230,054**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,230,054**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,230,054**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9**%
14	TYPE OF REPORTING PERSON PN

*	Includes 2,914,228 shares of Common Stock and 315,826 shares of Common Stock issuable upon the conversion of up to 437,262 shares of Series E Stock.
**

The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into Common Stock based on 12,026,950 shares of Common Stock outstanding as of May 7, 2021.

CUSIP No. 20676Y403	Schedule 13D	Page 5 of 8

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) StepStone Group Real Estate LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,230,054**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,230,054**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,230,054**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9**%
14	TYPE OF REPORTING PERSON PN; IA

*	Includes 2,914,228 shares of Common Stock and 315,826 shares of Common Stock issuable upon the conversion of up to 437,262 shares of Series E Stock.
**

The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into Common Stock based on 12,026,950 shares of Common Stock outstanding as of May 7, 2021.

CUSIP No. 20676Y403	Schedule 13D	Page 6 of 8

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) StepStone Group Real Estate Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,230,054**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,230,054**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,230,054**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9**%
14	TYPE OF REPORTING PERSON PN

*	Includes 2,914,228 shares of Common Stock and 315,826 shares of Common Stock issuable upon the conversion of up to 437,262 shares of Series E Stock.
**

The percentage of class shown represents the voting percentage held by the Reporting Person for Series E Stock as if converted into Common Stock based on 12,026,950 shares of Common Stock outstanding as of May 7, 2021.

CUSIP No. 20676Y403	Schedule 13D	Page 7 of 8

This Amendment No. 5 to the Statement on Schedule 13D (this “Amendment No. 5”) amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 25, 2016, as amended by Amendment No. 1 thereto filed on March 3, 2017, Amendment No. 2 thereto filed on April 4, 2017, Amendment No. 3 thereto filed on July 23, 2019 and Amendment No. 4 thereto filed on November 23, 2020 (the “Schedule 13D”), which relates to the shares of Common Stock of Condor Hospitality Trust, Inc., a Maryland corporation (“Issuer”). Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.

This Amendment No. 5 amends and supplements the Schedule 13D as follows. Except as provided herein, this Amendment No. 5 does not modify any of the information previously reported on such Schedule 13D, including any amendment thereto.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

Exercise of Put Rights in Respect of Series E Stock

SREP III Flight – Investco, L.P. (“Investco”) delivered a put right notice to the Issuer (the “Put Right Notice”) effective June 29, 2021 pursuant to which Investco elected to exercise its right to require the Issuer to redeem all 437,262 shares of the Series E Stock (the “Shares”) held by Investco at a value per share equal to 130% of the $10 liquidation preference of the Shares, plus accrued and unpaid dividends, on July 29, 2021. While the Issuer has the right to redeem the Shares with cash or by issuing shares of Common Stock, the Issuer’s loan agreements currently prohibit redemption of any outstanding securities with cash. Therefore, the Issuer has announced that it currently intends to redeem the Shares by issuing Common Stock.

On July 1, 2021, a special committee of independent directors of the board of directors of the Issuer unanimously approved redemption of the Shares pursuant to the Put Right Notice, subject to the Put Right Notice not being revoked. The number of shares of Common Stock required to be issued to effect redemption of the Shares is anticipated to equal approximately 1,269,985 shares of Common Stock based on the weighted market sale price average of the Common Stock for the thirty trading days through June 28, 2021 of $4.90 per share.

Item 5. Interest in Securities of the Issuer

Item 5 is amended to replace (a) and (b) as follows:

As of the date hereof, the Reporting Persons beneficially own an aggregate of 3,230,054 shares of Common Stock, comprised of 2,914,228 shares of Common Stock and 315,826 shares of Common Stock issuable upon the conversion of up to 437,262 shares of Series E Stock. Such shares represent approximately 26.8% of the Issuer’s Common Stock outstanding, which percentage was calculated based on 12,026,950 shares of Common Stock outstanding as of May 7, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 and presented as if the Reporting Persons had converted their shares of Series E Stock into Common Stock. The Reporting Persons also own the Convertible Promissory Note and Loan Agreement (the “Note”), dated as of November 18, 2020, which, after the occurrence of specified events that are outside the control of the Reporting Persons, may be convertible into 2,888,178 shares of Common Stock issuable upon conversion of the Note.

StepStone Group Real Estate Holdings LLC (“Real Estate Holdings”), as general partner of StepStone Group Real Estate, LP (“Group Real Estate”), the sole member and investment manager of StepStone REP III (GP), LLC (“Investco GP”), the general partner of each of Investco and SREP III Flight – Investco 2, L.P. (“Investco 2”), may be deemed to beneficially own the Common Stock and the Note held by Investco and Investco 2, respectively.

Group Real Estate, the sole member and investment manager of Investco GP, the general partner of each of Investco and Investco 2, may be deemed to beneficially own the Common Stock and the Note held by Investco and Investco 2, respectively.

Investco GP, the general partner of each of Investco and Investco 2, may be deemed to beneficially own the Common Stock and the Note held by Investco and Investco 2, respectively.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2021	SREP III FLIGHT – INVESTCO, L.P.

	By:	StepStone REP III (GP), LLC
	Its:	General Partner

	By:	/s/ John Waters
Name: John Waters
Title: Partner

SREP III FLIGHT – INVESTCO 2, L.P.

By:	StepStone REP III (GP), LLC
Its:	General Partner

By:	/s/ John Waters
Name: John Waters
Title: Partner

STEPSTONE GROUP REAL ESTATE LP

By:	StepStone Group Real Estate Holdings LLC
Its:	General Partner

By:	/s/ John Waters
Name: John Waters
Title: Partner

STEPSTONE REP III (GP), LLC

By:	StepStone Group Real Estate LP
Its:	Sole Member

By:	StepStone Group Real Estate Holdings LLC
Its:	General Partner

By:	/s/ John Waters
Name: John Waters
Title: Partner

STEPSTONE GROUP REAL ESTATE HOLDINGS LLC

By:	/s/ John Waters
Name: John Waters
Title: Partner